                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
          -------------------------------------------------------------
                                 SCHEDULE 14D-1


                   Tender Offer Statement Pursuant to Section
                 14(d)(1) of the Securities Exchange Act of 1934
                                       and
                        Amendment No. 20 to Schedule 13D
         --------------------------------------------------------------


                       AMERICAN REAL ESTATE PARTNERS, L.P.
                       (Name of Subject Company [Issuer])


                                   LEYTON LLC
                         HIGH COAST LIMITED PARTNERSHIP
                                  BECKTON CORP.
                                  CARL C. ICAHN
                                    (Bidders)

                          DEPOSITARY UNITS REPRESENTING
                            LIMITED PARTNER INTERESTS
                         (Title of Class of Securities)

                                    029169109
                      (CUSIP Number of Class of Securities)
                -------------------------------------------------

                            Keith L. Schaitkin, Esq.
                             Gordon Altman Butowsky
                              Weitzen Shalov & Wein
                              114 West 47th Street
                            New York, New York 10036
                                 (212) 626-0800
           (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on Behalf of Bidder)

--------------------------------------------------------------------------------

Calculation of Filing Fee
--------------------------------------------------------------------------------
Transaction                                            Amount of
Valuation*: $105,000,000                               Filing Fee: $21,000
--------------------------------------------------------------------------------

         *For purposes of calculating the filing fee only. This amount assumes the purchase of up to 10 million Units of the subject company for $10.50 per Unit in cash.

         [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   ______________________________________
Form or Registration No.: ______________________________________
Filing Party: __________________________________________________

Dated Filed:  __________________________________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_______________________________________________________________________________

CUSIP No.  029169109               SCHEDULE 14D-1
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Leyton LLC
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
            (See Instructions)                                  (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS  (See Instructions)
                AF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(e) OR 2(f)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                Delaware
_______________________________________________________________________________

    7      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  N/A
_______________________________________________________________________________

    8     CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
          (See Instructions)                                         [ ]
_______________________________________________________________________________

    9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

_______________________________________________________________________________

    10    TYPE OF REPORTING PERSON (See Instructions)
                  OO
______________________________________________________________________________

_______________________________________________________________________________

CUSIP No.  029169109               SCHEDULE 14D-1
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           High Coast Limited Partnership
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
            (See Instructions)                                  (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS  (See Instructions)
                AF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(e) OR 2(f)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                Delaware
_______________________________________________________________________________

    7      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 31,515,044
_______________________________________________________________________________

    8     CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
          (See Instructions)                                         [ ]
_______________________________________________________________________________

    9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                 68.4%
_______________________________________________________________________________

    10    TYPE OF REPORTING PERSON (See Instructions)
                  PN
_______________________________________________________________________________

_______________________________________________________________________________

CUSIP No.  029169109               SCHEDULE 14D-1
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Beckton Corp.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
            (See Instructions)                                  (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS  (See Instructions)
                AF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(e) OR 2(f)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                Delaware
_______________________________________________________________________________

    7      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 31,515,044
_______________________________________________________________________________

    8     CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
          (See Instructions)                                         [ ]
          Excludes all depositary units owned of record by API Nominee Corp.
_______________________________________________________________________________

    9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                 68.4%
_______________________________________________________________________________

    10    TYPE OF REPORTING PERSON (See Instructions)
                  CO
______________________________________________________________________________

_______________________________________________________________________________

CUSIP No.  029169109               SCHEDULE 14D-1
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Carl C. Icahn
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
            (See Instructions)                                  (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS  (See Instructions)
                AF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(e) OR 2(f)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                  United States of America
_______________________________________________________________________________

    7      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 31,515,044
_______________________________________________________________________________

    8     CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
          (See Instructions)                                         [ ]
          Excludes all depositary units owned of record by API Nominee Corp.
_______________________________________________________________________________

    9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                 68.4%
_______________________________________________________________________________

    10    TYPE OF REPORTING PERSON (See Instructions)
                  IN
______________________________________________________________________________

                                 SCHEDULE 14D-1


ITEM 1. SECURITY AND SUBJECT COMPANY.

                  (a) The name of the subject company is American Real Estate Partners, L.P., a Delaware limited partnership (the "Partnership"), which has its principal executive offices at 100 South Bedford Road, Mt. Kisco, New York 10549.

                  (b) This Schedule relates to the offer by Leyton LLC, a Delaware limited liability company (the "Purchaser"), to purchase up to 10 million of the issued and outstanding depositary units representing limited partner interests ("Units") of the Partnership at a purchase price of $10.50 per Unit, net to the seller in cash (the "Purchase Price"), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 20, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The information concerning the Units set forth in the Offer to Purchase in "INTRODUCTION" is incorporated herein by reference.

                  This schedule also constitutes Amendment No. 20 to the
Schedule 13D of High Coast Limited Partnership, Beckton Corp. and Carl C. Icahn, the last amendment to which was filed on November 17, 1998.

                  (c) The information set forth in the Offer to Purchase in
Section 12 "PRICE RANGE OF UNITS" is incorporated herein by reference.


ITEM 2. IDENTITY AND BACKGROUND.

                  (a)-(d) The Purchaser is a Delaware limited liability company, the sole member of which is High Coast Limited Partnership, a Delaware limited partnership ("High Coast"), the general partner of which is Beckton Corp., a Delaware corporation ("Beckton"), which is wholly-owned by Carl C. Icahn, a citizen of the United States of America. The information set forth in the Offer to Purchase in Section 10 "INFORMATION CONCERNING THE PURCHASER AND CERTAIN AFFILIATES OF THE PURCHASER" and Schedule II of the Offer to Purchase is incorporated herein by reference.

                  (e)-(f) During the last five years, neither the Purchaser, High Coast, Beckton nor, to the best of their knowledge, any of the persons listed in Schedule II of the Offer to Purchase or referred to in Section 10 "INFORMATION CONCERNING THE PURCHASER AND CERTAIN AFFILIATES OF THE PURCHASER" of the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

                  (g) The information set forth in Schedule II of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

                  (a) The information set forth in the Offer to Purchase in
Section 9 "CERTAIN INFORMATION CONCERNING THE PARTNERSHIP" is incorporated herein by reference.

                  (b) The information set forth in the Offer to Purchase in
Section 8 "FUTURE PLANS OF THE PURCHASER," Section 9 "CERTAIN INFORMATION CONCERNING THE PARTNERSHIP" and Section 10 "INFORMATION CONCERNING THE PURCHASER AND CERTAIN AFFILIATES OF THE PURCHASER" is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  (a) The information set forth in the Offer to Purchase in
Section 11 "SOURCE OF FUNDS" is incorporated herein by reference.

                  (b)-(c)  Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

                  (a)-(d) The information set forth in the Offer to Purchase in "INTRODUCTION" and Section 8 "FUTURE PLANS OF THE PURCHASER" is incorporated herein by reference.

                  (e)-(g) The information set forth in the Offer to Purchase in
Section 7 "EFFECTS OF THE OFFER" is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                  (a)-(b) The information set forth in the Offer to Purchase in
Section 15 "INTEREST IN THE SECURITIES OF THE PARTNERSHIP" is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

                  The information set forth in the Offer to Purchase in Section 9 "CERTAIN INFORMATION CONCERNING THE PARTNERSHIP" and Section 10 "INFORMATION CONCERNING THE PURCHASER AND CERTAIN AFFILIATES OF THE PURCHASER" is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

                  The information set forth in the Offer to Purchase in "INTRODUCTION" and Section 17 "FEES AND EXPENSES" is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

                  The information set forth in the Offer to Purchase in Section 10 "INFORMATION CONCERNING THE PURCHASER AND CERTAIN AFFILIATES OF THE PURCHASER" and Section 11 "SOURCE OF FUNDS" is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

                  (a) The information set forth in the Offer to Purchase in
Section 10 "INFORMATION CONCERNING THE PURCHASER AND CERTAIN AFFILIATES OF THE PURCHASER" is incorporated herein by reference.

                  (b)-(d) The information set forth in the Offer to Purchase in
Section 16 "CERTAIN LEGAL MATTERS" is incorporated herein by reference.

                  (e) The information set forth in the Offer to Purchase in
Section 9 "CERTAIN INFORMATION CONCERNING THE PARTNERSHIP" is incorporated herein by reference

                  (f) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2) respectively, and which are incorporated herein in their entirety by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         (a)(1)   Offer to Purchase, dated November 20, 1998.

         (a)(2) Letter of Transmittal and Related Instructions, dated November 20, 1998.

         (a)(3) Letter to Clients, dated November 20, 1998, for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees dated November 20, 1998.

         (a)(5)   Notice of Guaranteed Delivery.

         (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (a)(7)   Form of Tombstone Advertisement, dated November 20, 1998.

         (a)(8)   Press Release, dated November 16, 1998.

         (b)      Not applicable.

         (c)(1)   Indemnity Undertaking of Starfire, dated November 20, 1998.

         (d)-(f)  Not applicable.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  Dated: November 20, 1998


                                  LEYTON LLC

                                  By:      HIGH COAST LIMITED PARTNERSHIP,
                                           Member

                                           By:  BECKTON CORP.,
                                                  General Partner


                                           By:  /s/ Carl C. Icahn
                                                --------------------
                                                Name: Carl C. Icahn
                                                Title: Chairman of the Board


                                  HIGH COAST LIMITED PARTNERSHIP

                                           By:  BECKTON CORP.,
                                                  General Partner


                                           By:  /s/ Carl C. Icahn
                                                --------------------
                                                Name:  Carl C. Icahn
                                                Title: Chairman of the Board


                                  BECKTON CORP.


                                           By: /s/ Carl C. Icahn
                                                --------------------
                                                Name:  Carl C. Icahn
                                                Title: Chairman of the Board



                                  /s/ Carl C. Icahn
                                  ---------------------------
                                  CARL C. ICAHN





    [Signature Page for American Real Estate Partners, L.P., Schedule 14D-1]

                                INDEX TO EXHIBITS


EXHIBIT
NUMBER         DESCRIPTION
--------       ----------------------------

(a)(1)         Offer to Purchase, dated November 20, 1998.

(a)(2)         Letter of Transmittal, dated November 20, 1998.

(a)(3) Letter to Clients, dated November 20, 1998, for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees dated November 20, 1998.

(a)(5)         Notice of Guaranteed Delivery.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)         Form of Tombstone Advertisement, dated November 20, 1998.

(a)(8)         Press Release, dated November 16, 1998.

(c)(1)         Indemnity Undertaking of Starfire, dated November 20, 1998.